UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For January 31, 2007
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
Tel: (65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes       ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
INDEX TO EXHIBITS FILED WITH THE REPORT ON FORM 6-K DATED JANUARY 31, 2007
EXHIBIT 10.1
EXHIBIT 10.2

Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
On January 31, 2007, Avago Technologies Limited (“Parent”), the parent company of Avago Technologies Finance Pte. Ltd. (the “Company”), entered into a separation agreement with Dick Chang. While Mr. Chang is no longer an employee of Parent, Mr. Chang remains the Chairman of the Board of Directors of Parent as well as the Company. Under the separation agreement, Mr. Chang did not exercise and allowed to expire options to purchase 1,350,000 shares of Parent’s ordinary shares granted December 1, 2005. The separation agreement also provides that Mr. Chang will receive in-the-money new options to purchase an aggregate of 1,033,332 ordinary shares of Parent under the Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries (the “Executive Plan”), at exercise prices consistent with the expired options which are below the current fair market value of the ordinary shares as determined by the Board of Directors of Parent. Options to purchase 483,332 ordinary shares will vest upon the approval of the amendment and restatement of the Executive Plan by Parent’s shareholders; the balance will vest pro-rata annually over four years subject to Mr. Chang’s continued service on Parent’s Board of Directors. The options automatically exercise upon the earliest of the termination of Mr. Chang’s service on Parent’s Board of Directors, a change in control of Parent or the fifth anniversary of the date of grant. The options are automatically cancelled, and Mr. Chang becomes entitled to a cash payment in an amount of $1,715,329, if Parent’s shareholders do not approve the amendment and restatement of the Executive Plan, a description of which is provided below, prior to June 30, 2007.
The description of the separation agreement with Mr. Chang is qualified in its entirety by reference to the copy of the separation agreement filed as Exhibit 10.1 hereof and incorporated by reference herein.
On January 25, 2007 Parent’s Board of Directors approved the amendment and restatement of the Executive Plan, subject to shareholder approval. The amendment and restatement of the Executive Plan provides that non-employee members of Parent’s Board of Directors may participate in the Executive Plan and that options and share purchase rights granted under the Executive Plan may have an exercise or purchase price determined by the administrator (the Board of Directors or the Compensation Committee of Parent) of the Executive Plan, in its sole discretion.
The description of the amendment and restatement of the Executive Plan is qualified in its entirety by reference to the copy of the Executive Plan, as amended and restated, filed as Exhibit 10.2 hereof and incorporated by reference herein.
Financial Statements and Exhibits.
          (d)       Exhibits.

Exhibit No.	Description

10.1	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang

10.2	Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 6, 2007

Avago Technologies Finance Pte. Ltd.

By:	/s/ Rex S. Jackson

Name:	Rex S. Jackson
Title:	Senior Vice President, General Counsel

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INDEX TO EXHIBITS FILED WITH
THE REPORT ON FORM 6-K DATED JANUARY 31, 2007

Exhibit No.	Description

10.1	Separation Agreement, dated as of January 31, 2007, between Avago Technologies Limited and Dick Chang

10.2	Amended and Restated Equity Incentive Plan for Executive Employees of Avago Technologies Limited and Subsidiaries

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